JAMES N. GIRARDI, MBA, PMP

James "Jim" Girardi is an exceptional leader, team builder, innovator, and creative with the vibrant drive and vision of an entrepreneur. His strong background in program management, product management, creative problem solving, and business operations make him an invaluable asset to organizations seeking to improve team cohesion, expand business opportunities, and drive sales. Jim has a penchant for exceptional customer relations and builds his connections and relationships to generate subsequent business. His team building focuses on fostering a culture of kaizen, or continuous improvement, coaching agile methodologies to drive rewarding production, and ensuring that every team member understands how to add value given his or her skillsets. He is a motivator, mentor, builder, and performance driver.

EDUCATION

George Mason University School of Business
Master of Business Administration in Executive Global Business
Distinctions: Oxford University Saïd Business School Residency, American Markets Residency, Asian Markets Residency

The College of William and Mary
Bachelor of Art in International Relations East Asia & Japanese Language Minor

EXPERIENCE

Forcewave, LLC
COO & Co-Founder – 2016 to Present
Quantico, VA

- Business Operations
    - Run operations of small-sized government contracting company – Avg. rev. of $1.6M/year for the last three years.
    - Develops and maintains an exciting and rewarding people-focused company culture to facilitate knowledge sharing, cross-training, as well as personal training and certification goals.
    - Manages payroll, finances, banking, budgets, billing, and accounting
    - Oversees hiring and HR
    - Manages company branding and electronic presence
- Federal Business Development
    - Engages in direct contact with contracting officers for contract negotiation and business development
    - Directly engages synergistic partner companies to find and develop business opportunities – maintains relationships with numerous top-performing small- to large-sized government contracting companies with myriad vehicles.
    - Develops teaming agreements with sub-contractors and prime contractors
    - Consults with government agencies during the market research phase of requirement development to ensure applicability to the company's past performance and capabilities
    - Contact for awarded contracts as well as GSA Schedule and HUBZone reporting requirements
    - Leads proposal teams, technical writing, and manages BD pipeline
    - Pre-qualifies leads from GSA eBuy, Sam.gov beta, Deltek GovWin, and specific BPAs and IDIQs.
    - Develops and maintains workflows, repeatable processes, and best-in-class methodologies in order to scale services, consulting, and enlarge current contracts
- Federal Custom Software Delivery
    - Manages and oversees delivery and high-level quality assurance for all projects of the entire company
    - Oversaw agile development and delivery of FAR-compliant electronic procurement system for the federal government used by 500+ federal contracting personnel – received exceptional CPARS scores in all categories.
    - Expert knowledge of agile tools for scrum and Kanban, specifically Jira and the Atlassian Suite.
    - Run projects in agile, waterfall, lean, or a combination of three
    - Lead agile coach for the company – works with all development and delivery teams at all levels of cohesion and coaches ScrumMasters, developers, business analysts, as well as federal Product Owners
    - Leads all projects through all stages including discovery, delivery, expansion, contraction, transition, and closeout – these included contracts with Department of Labor, Immigration and Customs Enforcement, Citizenship and Immigration Services, Navy, and others.
    - Develops roadmaps and milestone charts for programs and projects.
    - Develops interactive dashboarding and reporting using Tableau for greater data insights to inform the decision-making process of federal agencies.

Knight Point Systems (Now Perspecta)
Department of Homeland Security (DHS), Immigration and Customs Enforcement (ICE), Student and Exchange Visitor Program (SEVP)
Sr. Program Manager – 2013 to 2016
Arlington and Reston, VA.

- Oversaw an 11-member project team that focuses on system and business requirements (user stories, epics, features), system help and training, and system interfaces for the Student and Exchange Visitor Information System (SEVIS).
- Managed system testing including user acceptance testing, unit testing, and acceptance criteria.
- Developed, managed, and presented recommendations on critical system functions for SEVIS.
- Analyzed and reviewed systemic and programmatic risks while providing mitigation strategies.
- Developed and maintained documentation for all internal processes and projects.
- Maintained schedule and milestone charts for all projects.
- Coached four simultaneous development teams to ensure communication and feedback using Scrum agile.
- Developed a quality management system and maintained quality assurance on all deliverables to the federal government.
- Strategic and long-term project planning for waterfall projects using PMI methodologies
- Proposal development, writing, and editing
- Worked closely with company executives to organically grow our business and seek out new contract opportunities

Engility Corporation (Formerly L-3 Communications GS&ES)
DHS, ICE, SEVP
Policy Lead and Subject Matter Expert – 2010 to 2013
Arlington and Chantilly, VA

- Served as an expert policy and knowledge analyst for the Student and Exchange Visitor Program's (SEVP) Policy unit and manage a team of analysts and tech editors.
- Served as administrative and technical supervisor on several projects including two program-wide training manuals, and a knowledge base initiative, which educated all internal SEVP staff consisting of over 400 employees.
- Authored over 20 broadcast messages, as well as 12 policy guidance documents, five substantive fact sheets, all of which served 1.2 million nonimmigrant students and over 35,000 school stakeholders – These initiatives increased understanding of policy and reduced the number of support e-mails, calls, and inquiries saving the program time, money, and human capital, while reducing programmatic risk.
- Served as liaison to other government agencies including USCIS's SAVE program, all 10 Social Security Administration regional offices, the SSA headquarters, 48 state government DMV offices, DHS's E-Verify program, DHS Real ID, and hundreds of designated school officials. Aligning these connections while utilizing effective communication methods improved overall stakeholder relations and reduced the number of SSA and DMV inquires by 75% with a significant cost savings to SEVP, other government and state agencies, as well as the stakeholders directly.
- Developed, managed, and presented analysis and recommendations directly to SEVP's top leadership. Prepared and provided briefings, presentations, and analytical findings as well as represented SEVP at over 30 conferences and events hosted by the flight community, English language training community, NCAA, NAFSA, GAIE, SAVE, universities, Department of State, Embassy of the UAE, Embassy of India, and other government agencies.

Apple, Inc.
Senior Consultant – 2008 to 2010
Reston, VA and Cupertino, CA

- Managed a team of 18 technical specialists – Duties included overseeing training in customer service, tech support, effective written and oral communications, personal interactions, as well as management and organizational techniques.
- Organized and conducted region-wide studies and evaluations to find more efficient and cost-effective ways to empower employees to make quick decisions about stakeholder interactions.
- Oversaw two pilot programs and delivered valuable customer and stakeholder feedback to corporate headquarters that improved the business practices of over 300 Apple Stores worldwide.
- Managed the monthly budget for the procurement of consumable and permanent hardware.
- Conducted training seminars and presentations for staff on new initiatives and products, which led to a 20% performance metrics increase, exceeding corporate-mandated requirements.

The Ambient Foundation, Inc.
Executive Director & Co-Founder – 2006 to 2009
Reston, VA and Las Vegas, NV

- Co-founded and served as the executive director for the Ambient Foundation, a 501(c)(3) nonprofit dedicated to alternative energy research and education.
- Spearheaded project to develop a sustainable energy technology based on ambient multi-spectral radiation collection.
- Oversaw alternative energy research and hardware design, international, and sustainable development initiatives, and educational projects and lead of product development
- Dealt with research, copy writing, presentations, and corporate presence for the company.
- Attended global conferences in Taiwan and Japan to discuss climate change and technology with experts in the field.
- Supervised company-wide budgets, appropriations, and special projects funding.

Conceptual Visions Corporation
Senior Consultant – 2006 to 2008
Reston, VA
- Developed educational materials, presentations, and curricula for meetings, trade shows, and conferences for NOAA, NASA, SAFE Kids International, FIRST Robotics, and other organizations.
- In charge of government sales and marketing.
- Consulted senior management on programs, purchasing, design, technology, and business decisions.
- Worked closely with the company's leadership to design proprietary robotics technology and educational presentations, which allowed successful execution of educational programs with a 97%satisfaction rate.

Saitama Board of Education, Japan (via JET Program)
Language Consultant – 2003 to 2006
Saitama City, Japan
- Taught and developed curricula for various English classes.
- Served as the team lead for the native English teaching staff of six at a large school of over 3,500 students.
- Increased overall teaching performance by creating a metrics-based evaluation and feedback system designed to highlight strengths and opportunities for improvement. The feedback systems lead to an average satisfaction-rating shift from 38% at the initial implementation to 92% after one year of use.

Stinger Technologies, LLC
Co-Founder – 1999 to 2003
Great Falls, VA
- Worked with over 30 small business clients from around the Northern Virginia, Maryland, and D.C. to meet varying IT needs.
- Developed creative and effective solutions for networking, network infrastructure, systems architecture, computer installation and upgrading, web design, graphics design, digital presence, and server installations.
- Managed budget, administration, and team of three employees.

AWARDS AND HONORS
- Who's Who 2019
- 4C Award – Knight Point Systems, 2014
- Standing Ovation Award – Knight Point Systems, 2014
- Exceptional Meritorious Achievement Award – L-3 Communications, 2011
- Inspired Award – Apple Inc., 2010

CERTIFICATIONS
- PMP – PMI Project Management Professional – License: 1712134
- PMI-ACP – PMI Agile Certified Practitioner – License: 1850730
- CSP-SM & CSP-PO – Scrum Alliance Certified Scrum Professional – Credential: 519198
- CSM - Scrum Alliance Certified ScrumMaster
- CSPO - Scrum Alliance Certified Scrum Product Owner
- ICP-ACC – Agile Coach Certification
- ITIL v3

SPECIALIZED SKILLS
- Scrum, Kanban, and XP Agile coaching & development
- Lean Six Sigma & 5S process improvement
- Exceptional written and oral communications, public speaking, and presentation skills
- Exceptional analytical and problem-solving skills
- Graphic design, layout, and publishing – Adobe CS – Acrobat, InDesign, Illustrator, Photoshop

CLEARANCE HISTORY
- DOL Public Trust: 2016-Present, Inactive
- DoD Top Secret: April 2013-2018, Inactive
- DoD Secret: December 2011-2013, Inactive
- DHS Public Trust: August 2009-2011, Inactive

VOLUNTEER WORK
- Vice President & Director at Nova Labs, Inc.,
  A 501(c)(3) non-profit maker/hacker space in Reston, VA. A 20K sq. ft. facility promoting STEAM education, robotics, AI, 3D printing, laser cutting, fabrication, white hat hacking, cybersecurity, open-source software development, and more.
- CTO & Director at We Rock Cancer, Inc.
  A 501(c)(3) non-profit providing easy access to screenings for early detection of skin cancer.